Graubard Miller

The Chrysler Building

405 Lexington Avenue

New York, N.Y. 10174-1101

(212) 818-8800

(212) 818-8881	(212) 818-8638
email address
jgallant@graubard.com

September 25, 2018

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing and Construction

100 F Street, N.E.

Washington, D.C. 20549

Re:	EdtechX Holdings Acquisition Corp. Registration Statement on Form S-1

Filed September 10, 2018

File No. 333-227257

Dear Ladies and Gentlemen:

On behalf of EdtechX Holdings Acquisition Corp. (“Company”), we respond as follows to the Staff’s comment letter, September 24, 2018, relating to the above-captioned Registration Statement on Form S-1 (“Registration Statement”). Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Form S-1 filed September 10, 2018

General

1.	We note your disclosure that you have entered into a written agreement with your sponsors to ensure that the proceeds in the trust account are not reduced by certain claims. Please file your agreement with your sponsors as an exhibit to this registration statement, or tell us why you are not required to do so. Please see Item 601(b)(10) of Regulation SK.

We have filed the above-referenced agreement as Exhibit 10.1.2 with this filing of the Registration Statement as requested.

* * * * * * * * * *

Securities and Exchange Commission

September 25, 2018

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant
Jeffrey M. Gallant

JMG/kab

Enclosures

cc:	Mr. Benjamin Vedrenne-Cloquet